[LETTERHEAD OF DYCOM INDUSTRIES, INC.]

                                                                   April 4, 2001

To Our Shareholders:

              I am pleased to inform you that, earlier today, our board of directors adopted a new shareholder rights plan that replaces our existing shareholder rights plan. The existing rights plan, which was scheduled to expire on June 1, 2002, had become outdated and no longer afforded our shareholders the intended protections against partial tender offers and other coercive, unfair or abusive takeover tactics that might be used in an attempt to gain control of Dycom without paying all of our shareholders a fair price for their shares. Our new rights plan provides the intended protections. Concurrently with the adoption of the new rights plan, pursuant to the terms of the existing rights plan, our board of directors declared the rights currently outstanding null and void as of the close of business on April 14, 2001.

              Many other major corporations have adopted rights plans similar to our new rights plan. We consider the new rights plan to be extremely valuable in protecting the equity investment of our shareholders in Dycom and our shareholders' ability to realize the full value of that investment while not foreclosing a fair acquisition offer for Dycom. The new rights plan, together with certain charter and by-law provisions and certain provisions of the Florida Business Corporations Act, is designed to safeguard all of our shareholders from abusive takeover tactics that may be used by certain bidders and that our board of directors believes are not in the best interests of our shareholders. Such tactics may unfairly pressure our shareholders, squeeze out their investment without giving them any real choice and deprive them of the full value of their shares.

              Our new rights plan is not intended to, and will not, prevent a takeover of Dycom. Designed to deal with the very serious problem of unilateral actions by hostile acquirors which are calculated to deprive our board of directors and our shareholders of their ability to determine Dycom's destiny, the existence of the new rights plan should not affect any prospective offeror willing to acquire Dycom and to negotiate with the board. The rights issued under the new rights plan may generally be redeemed by Dycom up to the tenth business day after any person or group has acquired 15% or more of Dycom's common stock, and is not intended and should not interfere with any merger or other business combination approved by our board of directors. Our board of directors did not adopt the new rights plan in response to any party's attempt to acquire Dycom and our board of directors is not aware of any such effort. Rather, the new rights plan will aid our board of directors in continuing to protect the interests of all of our shareholders.

              The issuance of rights under the new rights plan does not in any way weaken the financial strength of Dycom or interfere with our business plan. As with the issuance of rights under the existing rights plan, the issuance of the rights under our new rights plan will have no dilutive effect, will not affect reported earnings per share, will not be taxable to Dycom or to our shareholders, and will not change the way in which our shareholders can trade Dycom's shares. We have enclosed a "Summary of Rights to Purchase Preferred Stock" which provides certain information about the new rights plan and which we urge you to read carefully. As explained in the Summary of Rights to Purchase Preferred Stock, the rights will only be exercisable if and when an event arises which triggers their effectiveness. They will then operate to protect our shareholders from being deprived of their right to share in the full measure of Dycom's long-term potential.


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              Our board of directors believes the new rights plan will continue to serve an important role in protecting the value of your Dycom shares.

         Sincerely,

         /s/ Steven E. Nielsen
         Steven E. Nielsen
         President and Chief Executive Officer